                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 3)


                                Harte-Hanks, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $1.00
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                         (Title of Class of Securities)

                                    416196103
                  ---------------------------------------------
                                 (CUSIP Number)

                                David L. Copeland
                                   Sipco, Inc.
                                273 Walnut Street
                              Abilene, Texas 79601
                                 (915) 676-7724
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 5, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 pages)

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 416196 10 3                                          PAGE 2 OF 6 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        DAVID L. COPELAND
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        NOT APPLICABLE

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

        NOT APPLICABLE
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS

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                      7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 455,912
 BENEFICIALLY         ----------------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
     EACH
  REPORTING                7,379,684
   PERSON             ----------------------------------------------------------
     WITH             9    SOLE DISPOSITIVE POWER

                           455,912
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           7,379,684
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,835,596
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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.7%
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14      TYPE OF REPORTING PERSON

        IN
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ITEM 1.  SECURITY AND ISSUER

The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c):

                               Principal                              Business
               Name            Occupation         Employer            Address
               ----            ----------         --------            -------
           David L.            Investment        SIPCO, Inc.    273 Walnut Street
           Copeland                                             Abilene, Texas 79601

         (d)      None.

         (e)      None.

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

As of December 5, 2000, Mr. Copeland's holdings stem primarily from his appointment as trustee for 29 trusts (3,673,034 shares of Common Stock), his appointment as a director of a non-profit corporation (4,100,000 shares of Common Stock) and as custodian (19,450 shares of Common Stock). As of such date, Mr. Copeland held 43,112 shares for his own account.

Mr. Copeland has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Copeland beneficially owns 7,835,596 shares of Common Stock, which represents 11.7% of the issued and outstanding Common Stock. Mr. Copeland has a pecuniary interest in 43,112 shares of Common Stock, which represents less than one percent of the issued and outstanding Common Stock.

         (b) Mr. Copeland has sole voting and dispositive power with respect to 455,912 shares of Common Stock and shared voting and disposable power with respect to 7,379,684 shares of Common Stock.


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         (c)      On December 5, 2000, the Andrew B. Shelton Revocable Trust, of
                  which Mr. Copeland is the sole trustee, distributed 6,827,696 shares of Common Stock to its beneficiaries, including the transfer of 4,000,000 shares to the Shelton Family Foundation, of which Mr. Copeland serves as one of six directors.

         (d) With respect to 3,673,034 shares of Common Stock deemed to be owned by Mr. Copeland because of his capacity as trustee, the beneficiaries of 29 separate trusts have the right to receive dividends or the proceeds of sale of such shares of Common Stock. Mr. Copeland is also a director of the Shelton Family Foundation, a non-profit corporation, which holds 4,100,000 shares. In addition, he is custodian for accounts that together hold 19,450 shares. Mr. Copeland has no pecuniary interest in any of the trusts.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Mr. Copeland serves as sole trustee for the following trusts:

           1.       Ruby W. Shelton Marital Trust (250,000 shares)
           2.       John Robert Tucker Trust (31,750 shares)
           3.       Thomas A. Tucker Trust (45,700 shares)
           4.       Albert R. Tucker Trust (60,400 shares)
           5.       Kelli D. Bradley Trust (200 shares)
           6.       Brandi M. Andrade Trust (200 shares)
           7.       Marshall Pershing Durham, Jr. 1998 Trust (1,800 shares)
           8.       Elizabeth Brantley Davies 1998 Trust (1,800 shares)
           9.       Michael M. and Brenda Sue Tschaar 1998 Trust (1,500 shares)

           Mr. Copeland serves as co-trustee with Larry D. Franklin on the following trusts:

           1.       Andrew David Durham 1989 Trust (240,000 shares)
           2.       Wendy Hanks Durham 1989 Trust (240,000 shares)
           3.       Carol Christine Nichols 1989 Trust (240,000 shares)

           Mr. Copeland serves as co-trustee with Ruby W. Shelton on the following trusts:

           1.       Gary Southard Trust (30,000 shares)
           2.       Deborah Caudle Trust (40,000 shares)
           3.       Deana Rudolph Trust (40,000 shares)

           Mr. Copeland serves as co-trustee with Elizabeth B. Davies on the following trusts:

           1.       Scott Durham Davies 1998 Trust (2,350 shares)
           2.       Christopher Marshall Davies 1998 Trust (2,350 shares)


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           Mr. Copeland serves as co-trustee with Marshall P. Durham, Jr. on the following trusts:

           1.       Kimberly Z. Durham 1998 Trust (2,350 shares)
           2.       Tiffany Ann Durham 1998 Trust (2,350 shares)
           3.       Marshall Pershing Durham III 1998 Trust (2,350 shares)

           Mr. Copeland serves as co-trustee with Wells Robert Mote on the following trusts:

           1.       David Childers Mote 1998 Trust (1,650 shares)
           2.       Robert Oren Mote 1998 Trust (1,650 shares)

           Mr. Copeland serves as co-trustee with Donald McDonald on the following trust:

                    Anne C. McDonald 1998 Trust (2,350 shares)

           Mr. Copeland serves as co-trustee with Gary G. Southard on the following trust:

                    Genea Southard Harbuck 1998 Trust (650 shares)

           Mr. Copeland serves as co-trustee with Larry D. Franklin and Sharon Shelton Hoffman on the following trust:

                    Sharon Shelton Trust DTD 3/3/92 (900,000 shares)

           Mr. Copeland serves as co-trustee with Larry D. Franklin and Sindy Shelton Durham on the following trust:

                    Sindy Shelton Trust DTD 3/3/92 (900,000 shares)

           Mr. Copeland serves as co-trustee with Larry D. Franklin, Sharon Shelton Hoffman and Sindy Shelton Durham the following trusts:

           1.       Scottie Ann Shelton Trust DTD 3/3/92 (150,000 shares)
           2.       Shelton Family Trust DTD 3/3/92 (85,572 shares)

           Mr. Copeland serves as co-trustee with Sharon Shelton Hoffman on the following trust:

                    Sharon Shay Shelton Revocable Trust (396,062 shares)

           Mr. Copeland serves as a director with Larry Franklin, Sharon Hoffman, Sindy Durham, Ruby Shelton, and Stanley Wilson for the following non-profit corporation:

                    Shelton Family Foundation (4,100,000 shares)

To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 15, 2000.

                                              By:  /s/ David L. Copeland
                                                   -----------------------------
                                                   David L. Copeland